Mail Stop 4561
        July 3, 2006

Stanley A. Lybarger
BOK Financial Corporation
President and Chief Executive Officer
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

        Re: BOK Financial Corporation
    Form 10-K for Fiscal Year Ended December 31, 2005
    Form 10-K/A for Fiscal Year Ended December 31, 2005
    Filed June 8, 2006 and June 29, 2006
        Form 10-Q for Quarter Ended March 31, 2006
File No. 000-19341

Dear Mr. Lybarger:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

Amit Pande
        Assistant Chief Accountant